UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB Merger Corp.

and

Tokyo Electron Limited

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp

General Counsel

Tokyo Electron Limited

Akasaka Biz Tower

3-1 Akasaka 5-chome,

Minato-ku,

Tokyo 107-6325

(512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76201

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The pre-commencement communications filed under cover of this Schedule TO relate to a planned tender offer by RB Merger Corp. (“Purchaser”), an indirect wholly owned subsidiary of Tokyo Electron Limited (“Tokyo Electron”), for all of the outstanding shares of common stock, no par value, of FSI International, Inc. (“FSI”), pursuant to an Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser.

The tender offer for the purchase of the outstanding shares of FSI common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Tokyo Electron will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FSI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, FSI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FSI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand, Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.

EXHIBIT INDEX

EXHIBIT NO.

99.1	Joint press release issued by Tokyo Electron and FSI, dated August 13, 2012

99.2	Presentation to FSI employees

99.3	FAQs regarding transaction